Exhibit 99.4

The Stars Group 2018 Annual and Special Meeting of Shareholders and First Quarter 2018 Earnings Release Details

Toronto, Canada, April 13, 2018 – The Stars Group Inc. (NASDAQ: TSG; TSX: TSGI) today announced that its 2018 Annual and Special Meeting of Shareholders will be held on Thursday, May 10, 2018 at 11:30 a.m. ET at the One King West Hotel, located at 1 King St. W., Toronto, Canada. The Stars Group also announced that it currently intends to release its financial results for the first quarter ended March 31, 2018 prior to the start of trading on Thursday, May 10, 2018 and will host a conference call and webcast to discuss the same. Conference call and webcast details will be provided at a later date.

In connection with the meeting, The Stars Group earlier today filed its notice of annual and special meeting of shareholders and management information circular and related forms on both SEDAR and EDGAR and will post the same to the investor relations section of its website at www.starsgroup.com/the-stars-group/investor-relations/financial-and-corporate-information. In addition to the election of directors and other annual matters, the management information circular includes proposed routine and conforming amendments to The Stars Group’s equity incentive plan and related matters.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com